SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                 SCHEDULE 13G/A



                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)



                          Creative Biomolecules, Inc.


                                (Name of Issuer)



                          Common Stock, $.01 par value
                        ----------------------------
                         (Title of Class of Securities)



                                  225270 10 7
                        ----------------------------
                                 (CUSIP Number)





















   Check the following box if a fee is being paid with this statement [   ].

CUSIP No.  225270 10 7
--------------------------------------------------------------------------

1)   Name of Reporting Person and its        Hoechst Marion Roussel,Inc.
     I.R.S. Identification Number            44-0565557
--------------------------------------------------------------------------

2)   Check the Appropriate Box if                                (a)[     ]
     a Member of a Group                                         (b)[     ]
--------------------------------------------------------------------------

3)   SEC Use Only
--------------------------------------------------------------------------

4)   Citizenship or Place of                                      Delaware
     Organization
--------------------------------------------------------------------------

Number of      5)   Sole Voting Power                                    0
Shares         -----------------------------------------------------------
Beneficially   6)   Shared Voting Power                                  0
Owned by       -----------------------------------------------------------
Each           7)   Sole Dispositive Power                               0
Reporting      -----------------------------------------------------------
Person With    8)   Shared Dispositive Power                             0
--------------------------------------------------------------------------

9)   Aggregate Amount Beneficially                                       0
     Owned by Each Reporting Person
--------------------------------------------------------------------------

10)  Check Box If the Aggregate Amount                              [    ]
     in Row (9) Excludes Certain Shares
--------------------------------------------------------------------------

11)  Percent of Class Represented                                       0%
     by Amount in Row (9)
--------------------------------------------------------------------------

12)  Type of Reporting Person                                           CO
--------------------------------------------------------------------------

This Amendment No. 2 is filed to report the disposition of all shares of Common Stock, par value $.01, of Creative Biomolecules, Inc. owned by Hoechst Marion Roussel, Inc. (formerly Marion Merrell Dow Inc.) ("HMRI") during 1995, and the termination of HMRI's obligation to report ownership of the Common Stock on Schedule 13G as of 10/23/95 when HMRI ceased to be the beneficial owner of the Common Stock.

Item 1.
-------

     (a)  Name of Issuer:

               Creative Biomolecules, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

               45 South Street
               Hopkinton, Massachusetts 01748

Item 2.
-------

     (a)  Names of Persons Filing:

               This Schedule is filed on behalf of Hoechst Marion Roussel, Inc. ("HMRI") HMRI is a pharmaceutical company wholly owned by Hoechst Corporation, a Delaware corporation.

     (b)  Address of Principal Business Office or, if none, Residence:

               Hoechst Marion Roussel, Inc.
               9300 Ward Parkway
               Kansas City, Missouri 64114

     (c)  Citizenship:

               Delaware

     (d)  Title of Class of Securities:

               Common Stock, par value $.01 per share

     (e)  CUSIP Number:

               225270 10 7

Item 3.
-------

     Not applicable

Item 4.   Ownership as of October 23, 1995.
-------   ----------------------------------

     (a)  Amount Beneficially Owned:                               0 shares

     (b)  Percent of Class:                                             0%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:                 0

          (ii) shared power to vote or to direct the vote:               0

         (iii) sole power to dispose or to direct the
               disposition of:                                           0

          (iv) shared power to dispose or to direct the
               disposition of:                                           0


Item 5.   Ownership of Five Percent or Less of a Class.
-------   ---------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.
-------   ----------------------------------------------------------------

          Not applicable.


Item 7.   Identification and Classification of the Subsidiary Which
-------   Acquired the Security Being Reported on By the Parent Holding
          Company.
          -------------------------------------------------------------

          Not applicable.


Item 8.   Identification and Classification of Members of the Group.
-------   ----------------------------------------------------------

          Not applicable.


Item 9.   Notice of Dissolution of Group.
-------   -------------------------------

          Not applicable.


Item 10.  Certification.
--------  --------------

          Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   HOECHST MARION ROUSSEL, INC.



Date:  November 2, 1995            By: /s/ Rebecca R. Tilden
     ----------------------------     ------------------------------------
                                      Rebecca R. Tilden
                                      Vice President, Assistant General
                                      Counsel, and Assistant Secretary